January 28, 2025

Steven Sim
Chief Financial Officer
NaaS Technology Inc.
Newlink Center, Area G, Building 7
Huitong Times Square
1 Yaojiayuan South Road
Chaoyang District , Beijing, 100024
The People's Republic of China

       Re: NaaS Technology Inc.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-38235
Dear Steven Sim:

       We have reviewed your January 16, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 31, 2024 letter.

Form 20-F for Fiscal Year Ended December 31, 2023
Item 5.A Operating and Financial Review and Prospects
Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022 Revenues and Cost of Revenues, page 101

1. We note your response to prior comment 1 and your quantification of the impacts of
       Anji Green and Sinopower Holdings on energy solutions revenue. Please revise your disclosure for charging services revenue to quantify (in RMB) the extent to which changes are attributable to changes in prices or to changes in the volume or amount of services being sold or to the introduction of new services.
 January 28, 2025
Page 2

Cost of Charging Services, page 101

2. We note your response to prior comment 2. You state cost of charging services remained relatively unchanged in 2023 despite the 56% increase in net charging services revenue because "the increase in charging volume was primarily driven by strategies to deploy incentives that were presented net of revenues." This does not appear to explain why cost of charging services remained relatively constant despite the increase in charging services revenue, which is already presented on a net basis. Please advise. Please also explain the nature of the various costs included in cost of charging services.
       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services